UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-37558

NABRIVA THERAPEUTICS AG

(Translation of registrant’s name into English)

Leberstrasse 20

1110 Vienna, Austria

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of Launch of Rights Offering

On December 14, 2016, Nabriva Therapeutics AG issued a press release announcing that it had completed its previously announced rights offering and priced an underwritten offering for the remaining unsubscribed for ADSs  in the rights offering. This Report on Form 6-K contains the following exhibits in connection with the completion of the rights offering and pricing of the underwritten offering as well as a form of amendment to the previously signed ADS Rights Agent Agreement between Nabriva Therapeutics AG and The Bank of New York Mellon to add certain payment instructions.  This report and such exhibits (other than exhibit 99.2) are hereby incorporated by reference into the Registration Statement on Form F-3 (No. 333-214197) and the prospectus supplement dated November 29, 2016 of Nabriva Therapeutics AG.  The information contained in Exhibit 99.2 to this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

1.1                               Underwriting Agreement

99.1                        Form of Amendment to ADS Rights Agent Agreement, by and between Nabriva Therapeutics AG and The Bank of New York Mellon

99.2                        Press Release dated December 14, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABRIVA THERAPEUTICS AG

By:	/s/ Colin Broom
Colin Broom
Chief Executive Officer

Date: December 15, 2016

EXHIBIT INDEX

Exhibit Number	Description

1.1	Underwriting Agreement
99.1	Form of Amendment to ADS Rights Agent Agreement, by and between Nabriva Therapeutics AG and The Bank of New York Mellon
99.2	Press Release dated December 14, 2016